Filed Pursuant to Rule 424(b)(3)
Registration No. 333-186656

COLE REAL ESTATE INCOME STRATEGY (DAILY NAV), INC.
SUPPLEMENT NO. 17 DATED MAY 1, 2014
TO THE PROSPECTUS DATED AUGUST 26, 2013
This document supplements, and should be read in conjunction with, the prospectus of Cole Real Estate Income Strategy (Daily NAV), Inc. dated August 26, 2013, Supplement No. 12 dated February 18, 2014, which superseded and replaced all previous supplements to the prospectus, Supplement No. 13 dated March 3, 2014, Supplement No. 14 dated March 13, 2014, Supplement No. 15 dated April 1, 2014 and Supplement No. 16 dated April 28, 2014. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Real Estate Income Strategy (Daily NAV), Inc.;
(2)	recent real property investments;
(3)	updates to our management;
(4)	the net asset value (“NAV”) per share for each class of common stock on each business day for the month of April 2014; and
(5)	information regarding the share redemption limit.
Status of Our Public Offering
We commenced our initial public offering on December 6, 2011 for a maximum of $4,000,000,000 in W Shares of common stock. On August 26, 2013, our registration statement, which registered the offer and sale of our W Shares as well as two new classes of our common stock, A Shares and I Shares, was declared effective by the Securities and Exchange Commission. We are offering up to $4,000,000,000 in shares of common stock of the three classes, consisting of $3,500,000,000 in shares in our primary offering and $500,000,000 in shares pursuant to our distribution reinvestment plan. We are offering to sell any combination of W Shares, A Shares and I Shares with a dollar value up to the maximum offering amount. During the month of April 2014, we accepted investors’ subscriptions for, and issued, a total of 318,302 shares of our common stock in our offering, resulting in gross proceeds to us of approximately $5.4 million, consisting of 309,594 shares of our common stock in our primary offering, resulting in gross proceeds to us of approximately $5.3 million, and 8,708 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $148,000. As of April 30, 2014, we had accepted investors’ subscriptions for, and issued, approximately 5.2 million shares of our common stock in the offering (including shares issued pursuant to our distribution reinvestment plan), resulting in gross proceeds to us of approximately $84.9 million. We have special escrow provisions for residents of Pennsylvania which have not been satisfied as of April 30, 2014; therefore, we have not accepted subscriptions from residents of Pennsylvania.
We are structured as a perpetual-life, non-exchange traded REIT. This means that, subject to regulatory approval of our filing for additional offerings, we will be selling shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.
Recent Real Property Investments
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 21 of the prospectus and “Investment Objectives and Policies — Real Property Investments” beginning on page 86 of the prospectus.
As of April 30, 2014, we, through separate wholly-owned limited liability companies and limited partnerships, owned 41 properties located in 21 states, consisting of approximately 782,000 gross rentable square feet of commercial space, including the square feet of buildings that are on land subject to ground leases. The properties generally were acquired through the use of proceeds from our initial public offering and from proceeds from our line of credit. We acquired one property between April 1, 2014 and April 30, 2014 for a purchase price of $1.3 million, consisting of approximately 8,000 gross rentable square feet.

Management
The following information supersedes and replaces the table of officers and key personnel of our advisor or certain affiliates on page 116 of the prospectus in the “Management — The Advisor” section of the prospectus.

Name	Age*	Position(s)
Nicholas S. Schorsch	53	Chief Executive Officer
David S. Kay	47	President
D. Kirk McAllaster, Jr.	47	Executive Vice President and Chief Financial Officer
John M. Pons	50	Executive Vice President, Secretary and General Counsel — Real Estate
Thomas W. Roberts	55	Executive Vice President and Head of Real Estate Investments
Richard A. Silfen	51	Executive Vice President and General Counsel
Michael T. Ezzell	39	Executive Vice President
T. Glenn Kindred, Jr.	48	Executive Vice President
Paul H. McDowell	54	President — Office and Industrial
Todd J. Weiss	41	General Counsel, Real Estate
* As of April 30, 2014.
The “Management — The Advisor” section beginning on page 115 of the prospectus is supplemented with the following information.
Richard A. Silfen has served as executive vice president and general counsel of our advisor since March 2014. In addition, Mr. Silfen serves in the following positions for certain other affiliates of Cole Capital:

Entity	Position(s)	Dates
CCPT I Advisors, CCPT III
Advisors, CCI Advisors, CCPT
IV Advisors, CCI II Advisors
CCPT V Advisors, Cole Capital
Partners, Cole Capital Advisors	Executive vice president and general counsel	March 2014 – Present
Cole Capital Corporation	Secretary	March 2014 – Present
Mr. Silfen joined ARCP in March 2014 as executive vice president and general counsel. Prior to joining ARCP, Mr. Silfen was the head of the Capital Markets Group at Philadelphia-based Duane Morris LLP from January 2007 until March 2014, where he served as partner. While at Duane Morris LLP, Mr. Silfen advised numerous companies with regard to complex mergers and acquisition transactions and capital markets transactions, including several real estate investment trusts. With more than 25 years of experience in corporate and securities law, Mr. Silfen is highly experienced in advising companies in connection with private equity investments in publicly traded and privately owned issuers, senior, high-yield, mezzanine and other debt issuances using complex structures, and restructurings of multi-layer debt. He also has assisted emerging and other businesses to develop plans for the growth and development of their businesses and technologies, including financing transactions, collaborative and strategic partnerships, and joint venture arrangements. Throughout his career, Mr. Silfen has worked with companies to facilitate public reporting and the analysis of operating results, advising them on internal audit functions and other Sarbanes-Oxley compliance matters, and working with them to support and enhance strategies for communication with security analysts and investors. Chambers USA: America’s Leading Lawyers for Business listed Mr. Silfen as one of America’s Leading Lawyers for Business in 2009, 2010, 2011, 2012 and 2013 for his advice on M&A, private equity and securities matters. He was also listed in Pennsylvania Super Lawyers rankings in 2011 and 2012. Mr. Silfen received a B.A. degree in Physics from Baylor University and a J.D. from the University of Alabama.
Michael T. Ezzell has served as executive vice president of our advisor since March 2014. In addition, Mr. Ezzell serves in the following positions for certain other affiliates of Cole Capital:

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Entity	Position(s)	Dates
CCPT I Advisors, CCPT III
Advisors, CCI Advisors, CCPT
IV Advisors, CCI II Advisors
CCPT V Advisors, Cole Capital
Partners, Cole Capital Advisors,
Cole Capital Corporation	Executive vice president	March 2014 – Present
Mr. Ezzell has served as executive vice president, private capital markets at Cole Capital since March 2014. In this role, Mr. Ezzell provides strategic direction and oversees all aspects of private capital management for Cole Capital, including product development, external and internal sales, marketing, broker/dealer relations, due diligence and securities operations. Mr. Ezzell served as Senior Vice President, Product and Business Development at Cole Capital from January 2010 until March 2014. Prior to joining Cole Capital and its affiliates in January 2010, Mr. Ezzell was employed by AIG Advisor Group from November 2004 until January 2010, most recently as Director of Investment Research. Mr. Ezzell was actively involved in the due diligence and research of all packaged investment products and programs for AIG Advisor Group’s four independent broker-dealers with a network of approximately 6,000 independent financial advisors. Mr. Ezzell also served as a Vice President with J.P. Carey Asset Management from 1998 until 2004. Mr. Ezzell received a B.A. degree with a double major in Economics and Political Science from Stetson University. He holds FINRA Series 7, 24 and 63 licenses.
The prospectus is hereby supplemented by deleting in its entirety the brief description for Kimberly J. Smith in the “Management — The Advisor” section beginning on page 115 of the prospectus.
NAV per Share
The following is a list of the NAV per share on each business day for the month of April 2014 for each of our classes of common stock:

	NAV per Share
Date	W Shares	A Shares	I Shares
April 1, 2014	$16.98	$16.96	$17.00
April 2, 2014	$16.98	$16.96	$17.00
April 3, 2014	$16.98	$16.96	$17.00
April 4, 2014	$16.98	$16.96	$17.00
April 7, 2014	$16.98	$16.96	$17.00
April 8, 2014	$16.98	$16.96	$17.00
April 9, 2014	$16.98	$16.96	$17.00
April 10, 2014	$16.98	$16.96	$17.00
April 11, 2014	$16.98	$16.96	$17.00
April 14, 2014	$16.98	$16.96	$17.00
April 15, 2014	$16.98	$16.96	$17.00
April 16, 2014	$16.98	$16.96	$17.00
April 17, 2014	$16.98	$16.96	$17.00
April 21, 2014	$16.98	$16.95	$17.00
April 22, 2014	$16.98	$16.95	$17.00
April 23, 2014	$17.00	$16.98	$17.02
April 24, 2014	$17.00	$16.98	$17.02
April 25, 2014	$17.00	$16.98	$17.02
April 28, 2014	$17.00	$16.97	$17.02
April 29, 2014	$17.00	$16.97	$17.02
April 30, 2014	$17.00	$16.97	$17.02

The NAV per share is the price at which we sold our shares pursuant to purchase orders (excluding selling commissions charged on A Shares), and redeemed shares pursuant to redemption requests, on the business day specified. Purchases and redemptions will be made in accordance with our policies as set forth in the registration statement and prospectus to which this prospectus supplement relates. Our NAV per share for each of our classes of common stock is posted daily on our website at https://www.colecapital.com/cole-income-nav-strategy/daily-nav.
Please refer to “Valuation Policies” in the current prospectus, as supplemented, for important information about how NAV is determined for each of our classes of common stock. Our NAV per share for each share class, which is updated daily, along with our registration statement, prospectus, and prospectus supplements are available on our website at https://www.colecapital.com/cole-income-nav-strategy/reit-overview.
Redemption Limit
As disclosed on our website, as of March 31, 2014, our NAV was $81,726,876. As of April 1, 2014, the redemption limit for the quarter ending June 30, 2014 was 10% of our NAV as of March 31, 2014. Given that sales of our common stock have exceeded redemption requests quarter to date, the redemption limit as of April 30, 2014 has not been reduced below 10% of our NAV as of March 31, 2014.
Neither the Securities and Exchange Commission nor any state securities commission has determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

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